SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2010
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated August 13, 2010.

Document 1

For Immediate Release
August 13, 2010
RM: 7 – 10

Crystallex Reports Q2, 2010 Financial Results

TORONTO, ONTARIO, August 13, 2010 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) today reported its financial results for the quarter ended June 30, 2010. The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com).

Overview

Crystallex is a Canadian-based company which has been granted the Mine Operating Contract (the “MOC”) to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela. Its common shares are traded on both the Toronto Stock Exchange (symbol: KRY) and the NYSE Amex Exchange (symbol: KRY).

Las Cristinas

•
The Company’s principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela.  The Company’s interest in the Las Cristinas concessions is derived from the MOC with the Corporacion Venezolana de Guayana (the “CVG”) which grants Crystallex exclusive rights to develop and mine the gold deposits on the Las Cristinas property.

•
The Company has not received a response from the Minister of Environment and Natural Resources (“MinAmb”) to its June 16, 2008 appeal of the Director General of the Administrative Office of Permits at MinAmb denying its request for the Authorization to Affect Natural resources (the “Permit”) for the Las Cristinas Project.

•
The Company remains compliant with the MOC in order to continue to pursue the Permit and the development of Las Cristinas and to protect the option of proceeding to international arbitration.  The Company retains control of the Las Cristinas property site. All community infrastructure projects as required under the MOC have been completed.

•
Despite continued efforts to secure the Permit and pursue transactions in respect of the Las Cristinas Project, the Company recorded a $3.6 million non-cash writedown in the first quarter of 2010 and a $4.1 million non-cash write down in the second quarter of 2010 (accumulated non-cash write down of $304.7 million) to the carrying value of the Company’s interest in Las Cristinas as required under Canadian GAAP based on certain impairment indicators including, but not limited to, the permitting delays. The non-cash impairment charge has been taken to comply with accounting requirements and is thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law.

•
The Company has signed a binding agreement with China Railway Resources Group Co. Ltd. (“CRRC”) to create a strategic partnership to develop Las Cristinas. The process to complete that partnership is underway and will include the signing of a definitive agreement, a request by Crystallex for its shareholders to approve the transaction followed by closing a short time later. It is now anticipated that the shareholder process and closing of the strategic partnership agreement will take place in the 4th quarter of 2010.

•
The Company will consider its options under International Financial Reporting Standards (“IFRS”), when adopted in 2011, to reverse the impairment charge and restore the carrying value of the Company’s interest in Las Cristinas to its original amount, if receipt of the Permit or other circumstances warrants a reversal of this impairment charge at a future date under IFRS. Meanwhile the Company continues to maintain compliance with its obligations under the MOC while pursuing the development of Las Cristinas through the formation of a joint venture partnership with CRRC.

Liquidity and Capital Resources

▪	Cash at June 30, 2010 was $32.1 million.

Financial Results

▪	Losses from continuing operations were $12.8 million ($(0.04) per share) and $21.9 million ($(0.07) per share) for the three months and six months ended June 30, 2010, respectively.

▪	Losses from discontinued operations at El Callao were $0.4 million and $0.7 million for the three months and six months ended June 30, 2010, respectively.

▪	Losses from operations were $13.2 million ($(0.04) per share) and $22.6 million ($(0.08) per share) for the three months and six months ended June 30, 2010, respectively.

Legal Matters

▪
On December 16, 2009, the Ontario Superior Court dismissed all of the claims by certain holders (the “Noteholders”) of the Company's 9.375% aggregate principal amount of $100 million notes (the “Notes”) against Crystallex and ordered the Noteholders to pay Crystallex costs. In detailed reasons the court held that Crystallex acted reasonably and in accordance with its obligations to the Noteholders. The Noteholders appealed this decision which was heard in late April 2010. In May 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and the Noteholders paid costs of $0.8 million. The Noteholders also signed a release against the Company and its directors.

▪
The Company and certain officers and/or directors have been named as defendants in a proposed class action lawsuit commenced in the United States District Court of the Southern District of New York. Crystallex believes that the complaint is without merit and will vigorously defend itself against this action. Crystallex has filed a motion to dismiss the class action complaint. The motion to dismiss remains pending before the court.

Going Concern Disclosure on the 2009 Audited Annual Financial Statements

Crystallex also announced that the auditors’ report received from its independent public accounting firm on its audited financial statements for the fiscal year ended December 31, 2009 (the "Annual Financial Statements") contained a going concern explanatory note. Crystallex’s Annual Financial Statements were included in Crystallex’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on April 1, 2010.

This announcement is required by Section 610(b) of the NYSE AMEX Company Guide, which requires a listed company that receives an audit opinion that contains a going concern qualification to make a public announcement of such. This announcement does not represent any change or amendment to Crystallex’s Annual Financial Statements or to its Annual Report on Form 40-F for the fiscal year ended December 31, 2009.

About Crystallex
Crystallex International Corporation is a Canadian based company, whose principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the expected timing of completion of the transactions contemplated by the Agreement, estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: the conditions to the transactions contemplated by the Agreement not being satisfied, gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 16, 2010	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer